This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, lawyer or other professional adviser.

DIRECTORS’ CIRCULAR

RECOMMENDING ACCEPTANCE
OF THE OFFER BY

US GOLD CANADIAN ACQUISITION CORPORATION
an indirect wholly-owned subsidiary of

U.S. GOLD CORPORATION

TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF

WHITE KNIGHT RESOURCES LTD.

FOR 0.35 OF AN EXCHANGEABLE SHARE OF US GOLD CANADIAN
ACQUISITION CORPORATION FOR EACH WHITE KNIGHT COMMON SHARE

THE BOARD OF DIRECTORS OF WHITE KNIGHT UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR WHITE KNIGHT SHARES TO THE U.S. GOLD OFFER

NOTICE TO NON-CANADIAN SHAREHOLDERS

White Knight’s financial statements are prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies and other non-Canadian companies. The enforcement by Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that White Knight is incorporated under the laws of Canada and some or all of its directors and executive officers are residents of Canada. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws or the securities laws of other non-Canadian jurisdictions. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a United States or other non-Canadian court’s judgment. This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document.

February 23, 2007

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

          Certain information included in this Directors’ Circular, including information relating to the acquisition by U.S. Gold Corporation (“U.S. Gold”) of common shares of White Knight Resources Ltd. (“White Knight”) by way of a takeover bid, as outlined in the circular filed by U.S. Gold and US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.” and together with U.S. Gold, the “Offerors”) with the securities commissions in each of the provinces of Canada on February 12, 2007, and in the Tender Offer Statement on Schedule TO and the prospectus dated February 12, 2007 (forming part of a Registration Statement on Form S-4), filed by U.S. Gold and the Offerors, respectively, with the United States Securities and Exchange Commission (“SEC”) on February 12, 2007 (collectively, the “U.S. Gold Circular”), and the future financial or operating performance of U.S. Gold and other statements that express management’s expectations or estimates of future performance, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable securities laws in Canada (collectively, “forward-looking statements”). Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

          Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “budgets”, “scheduled”, “predicts”, “believes” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Statements concerning resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

          White Knight cautions the reader that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of White Knight (and U.S. Gold upon completion of the takeover bid) to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are not guarantees of future performance. Many of the risks, uncertainties and other factors associated with the forward-looking statements are listed in the U.S. Gold Circular.

          The following factors, among others, related to the business combination of White Knight and U.S. Gold could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking statements: the Exchangeable Shares issued in connection with the Offer may have a market value lower than expected market value; the businesses of U.S. Gold and White Knight may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of White Knight may not be fully realized by U.S. Gold or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect the combination of White Knight with U.S. Gold.

          White Knight’s forward-looking statements are based on the expectations, beliefs and opinions of management on the date on which the statements are made. White Knight disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Shareholders should not place undue reliance on forward-looking statements.

CURRENCY

          All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

          White Knight is a reporting issuer in British Columbia and Alberta and its common shares are registered under the U.S. Securities Exchange Act of 1934, as amended. White Knight files its continuous disclosure documents and other documents with the securities regulatory authorities in British Columbia and Alberta and with the SEC, which are available at www.sedar.com and www.sec.gov respectively.

          U.S. Gold is a reporting issuer in every province of Canada and its shares of common stock are registered under the U.S. Securities Exchange Act of 1934, as amended. U.S. Gold files its continuous disclosure documents and other documents with the securities regulatory authorities in each province of Canada and with the SEC, which are available at www.sedar.com and www.sec.gov respectively.

DIRECTORS’ CIRCULAR

          This Directors’ Circular is issued by the Board of Directors of White Knight (the “Board of Directors” or “Board”) in connection with the offer (the “Offer”) by the Offerors dated February 12, 2007 to acquire all the outstanding common shares (“Shares”) of White Knight. Under the Offer, each White Knight common share which is tendered to the Offer and accepted for purchase will be exchanged for 0.35 of an exchangeable share of Canadian Exchange Co. (the “Exchangeable Shares”), which, in the circumstances described in the U.S. Gold Circular, will be exchangeable for shares of common stock of U.S. Gold (“U.S. Gold Common Stock”) on a one-for-one basis and which will have attached thereto substantially the attributes set out in Appendix I of the U.S. Gold Circular.

          The Offer will be open for acceptance until 5:00 p.m. (Vancouver time) on March 23, 2007, unless extended or withdrawn. The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, and the Offerors after giving effect to the acquisition of White Knight, are set out in the U.S. Gold Circular, the letter of acceptance and transmittal, and the notice of guaranteed delivery, all of which accompany the Offer.

          All information provided in this Directors’ Circular relating to U.S. Gold is derived from information contained in the U.S. Gold Circular and other information contained in public filings made by U.S. Gold with the SEC or otherwise made available publicly by U.S. Gold. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

WHITE KNIGHT

          White Knight is an exploration company active in finding and generating new mineral prospects. White Knight has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. White Knight’s property portfolio includes 18 properties (over 69,000 acres), 16 of which are located in the Cortez Trend.

          White Knight’s head office is located at Suite 922 – 510 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1L8 and its registered office is located at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L2. White Knight was incorporated under the laws of British Columbia, Canada on December 18, 1986, and its common shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “WKR”.

U.S. GOLD

          U.S. Gold was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, U.S. Gold changed its name from Silver State Mining Corporation to U.S. Gold Corporation. U.S. Gold’s principal executive offices are located at 2201 Kipling Street, Suite 100, Lakewood, Colorado, U.S.A. 80215.

          U.S. Gold is engaged in exploration for gold and other precious metals. U.S. Gold holds a 100% interest in the Tonkin Springs property in Eureka County, Nevada, subject to paramount title in the United States. U.S. Gold is presently in the exploration stage at the Tonkin Springs property, and has not generated revenue from mining operations since 1990. The U.S. Gold Common Stock is listed on the Toronto Stock Exchange under the symbol “UXG” and on the American Stock Exchange under the symbol “UXG.” The Exchangeable Shares have been conditionally approved for listing on the Toronto Stock Exchange, subject to Canadian Exchange Co. fulfilling all of the requirements of the Toronto Stock Exchange, including distribution of the Exchangeable Shares to a minimum number of public shareholders.

CANADIAN EXCHANGE CO.

          Canadian Exchange Co., a wholly-owned subsidiary of U.S. Gold, is a corporation incorporated under the Business Corporations Act (Alberta). Canadian Exchange Co. was formed solely for the purpose of making the Offer and the offers to purchase all of the outstanding shares of Nevada Pacific Gold Ltd. and Tone Resources Limited (the “Other Strategic Offers”), as more particularly set out in the U.S. Gold Circular. Canadian Exchange Co. has no significant assets or capitalization and has not engaged in any business or other activities to date.

          In connection with the Offer and the Other Strategic Offers, Canadian Exchange Co. will issue its Exchangeable Shares in exchange for the validly tendered and not validly withdrawn common shares of each of White Knight, Nevada Pacific Gold Ltd. (“Nevada Pacific”) and Tone Resources Limited (“Tone Resources”). The Exchangeable Shares are being issued in connection with the Offer and the Other Strategic Offers to achieve the intended tax efficiencies described in the sections entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations” of the U.S. Gold Circular. Under the Exchangeable Share provisions, the holders of the Exchangeable Shares will be entitled to annually elect one of the three directors of Canadian Exchange Co.

          Canadian Exchange Co.’s registered office is located at 2900 Manulife Place, 10180-101 Street, Edmonton, Alberta, Canada T5J 3V5.

BACKGROUND TO THE OFFER

          Certain information contained herein with respect to the activities of Mr. Robert R. McEwen and U.S. Gold in connection with the Offer is not within the knowledge of White Knight and was included in the U.S. Gold Circular. These statements have been included herein for Shareholders interested in the background to the Offer. White Knight accepts no responsibility for the accuracy or completeness of such statements.

          On June 28, 2005, Mr. McEwen purchased 5,681,705 Shares representing a 10.5% ownership in White Knight. Mr. McEwen purchased such Shares in a private purchase from Goldcorp Inc. for an average purchase price of $0.81 per Share.

          On July 5, 2005, Mr. McEwen purchased 2,270,700 Shares representing an additional 4.2% ownership in White Knight. Following such purchase, Mr. McEwen held an aggregate of 7,952,427 Shares (or 14.7% of the outstanding Shares). Mr. McEwen purchased such Shares on the TSX-V for an average purchase price of $0.91 per Share.

          In July 2005, Mr. McEwen was given a tour of certain of the White Knight properties in Nevada by Mr. John M. Leask, the Chairman of White Knight, Mr. Gordon P. Leask, a director of White Knight, and certain members of White Knight management. During this tour, Mr. McEwen engaged in preliminary discussions with Messrs. Leask and Leask about the concept of consolidating properties along the Cortez Trend in Nevada.

          On July 22, 2005, Mr. McEwen purchased a further 1,600,000 Shares representing an additional 2.9% ownership in White Knight. Following such purchase, Mr. McEwen held an aggregate of 9,552,427 Shares of White Knight (or approximately 16.1% of the outstanding Shares). Mr. McEwen purchased such Shares on the TSX-V for an average purchase price of $1.26 per Share.

          On August 11, 2005, Mr. McEwen, Mr. Ian Ball, an employee of U.S. Gold, and Mr. Stefan Spears, a consultant to U.S. Gold, met with Messrs. Leask and Leask and Mr. Brian Edgar, a director of White Knight, at U.S. Gold’s office in Toronto, Ontario. On November 16, 2005, Messrs. McEwen and Ball met with Mr. John M. Leask and Mr. William Rand, an advisor to White Knight and a business associate of Mr. Edgar, in Vancouver, British Columbia. In addition, during the summer and fall of 2005, Mr. McEwen and representatives of White Knight engaged in a number of telephone conversations. During these meetings and telephone conversations, the representatives of each company engaged in further preliminary discussions regarding the concept of consolidating properties along the Cortez Trend in Nevada.

          On March 5, 2006, U.S. Gold announced that it intended to acquire, by way of securities exchange take over bid, all of the outstanding common shares of White Knight, Nevada Pacific, Coral Gold Resources Ltd. and Tone Resources, each of which was exploring in the Cortez Trend in Nevada.

          On March 6, 2006, White Knight announced that management was evaluating the proposal by U.S. Gold.

          On March 7, 2006, Mr. McEwen announced that, in his capacity as a Shareholder, he intended to support the proposal of U.S. Gold to acquire each of White Knight, Nevada Pacific, Coral Gold Resources Ltd. and Tone Resources.

          On March 22, 2006, White Knight announced that its Board had engaged Genuity Capital Markets to act as its financial advisor to assist White Knight and its Board in considering and evaluating strategic alternatives, to provide a fairness opinion with respect to such strategic alternatives and to assist in responding to the U.S. Gold proposal.

          During the week of April 24, 2006, there were a number of discussions among Genuity Capital Markets, GMP Securities L.P. (U.S. Gold’s Canadian financial advisor) and Canadian legal counsel to U.S. Gold and White Knight regarding, among other things, the proposed timing and structure of the U.S. Gold proposal and whether U.S. Gold would be prepared to enter into a support agreement with White Knight in relation to the proposal.

          On May 1, 2006, U.S. Gold announced the commencement of a formal offer to acquire, on the same economic terms as set out in its earlier proposal, all of the outstanding shares of White Knight. U.S. Gold also announced that it intended to make formal offers to the shareholders of Tone Resources, Coral Gold Resources Ltd. and Nevada Pacific based on the same per share exchange ratios announced by U.S. Gold on March 5, 2006, as soon as practicable following the completion by each of the foregoing companies of formal valuations required under applicable law.

          On May 16, 2006, White Knight announced that it had filed its directors’ circular with Canadian securities authorities in response to the offer and mailed the directors’ circular to Shareholders. At the time, the Board made no recommendation to Shareholders regarding the offer. While the Board was generally supportive of the business proposition of consolidating the land positions within the Cortez Trend, based on advice from White Knight’s financial and legal advisors, the Board determined to reserve judgment until certain issues were resolved with respect to the timing of the offer, particularly with respect to the timing of receiving appropriate clearances from the SEC and the completion of satisfactory due diligence on U.S. Gold.

          On June 5, 2006, U.S. Gold announced that, in view of certain United States securities regulatory requirements, U.S. Gold had terminated the offer. U.S. Gold stated that it intended to re-commence the offer and the offers for Tone Resources, Coral Gold Resources Ltd. and Nevada Pacific by mailing new offer documents as soon as regulatory requirements could be satisfied, including the receipt of necessary information from each of the target companies.

          On September 28, 2006, the law firm of Hogan & Hartson LLP, U.S. Gold’s United States special counsel, sent a written request to the law firm of Farris, Vaughan, Wills & Murphy LLP, White Knight’s Canadian special counsel, to provide U.S. Gold and its advisors with certain due diligence materials, including financial statements for the most recent completed fiscal period, and requested that White Knight instruct its independent auditors to provide a consent to the inclusion of White Knight’s financial statements in the U.S. Gold Circular. White Knight provided the requested diligence materials, and the required auditor’s consents, to U.S. Gold following receipt of the September 28, 2006 letter.

          On January 18, 2007, U.S. Gold announced its intention to commence formal tender offers for each of White Knight, Nevada Pacific and Tone Resources, following the satisfaction of certain regulatory requirements. At the same time, U.S. Gold announced that it had decided not to pursue its proposed offer for Coral Gold Resources Ltd., a company based in Vancouver, British Columbia, which conducts mineral exploration activities in the Cortez Trend in Nevada, in view of certain regulatory requirements that would need to be satisfied by Coral Gold Resources Ltd. prior to the commencement of a formal offer.

          On February 12, 2007, U.S. Gold commenced the Offer. On February 20, 2007, the Board met to consider the Offer. After careful consideration of the Offer and the Genuity Fairness Opinion, the Board unanimously concluded that the Offer is fair, from a financial point of view, to Shareholders other than U.S. Gold or any of its wholly owned subsidiaries, the Offer is in the best interest of White Knight, and the Board unanimously recommended that Shareholders accept the Offer and tender their Shares to the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

          The Board, with the benefit of advice from its financial and legal advisors, has carefully reviewed and considered the Offer made by U.S. Gold to Shareholders. Based upon the Board’s review and the Genuity Fairness Opinion, the Board has unanimously concluded that the Offer is fair, from a financial point of view, to Shareholders other than U.S. Gold or any of its wholly owned subsidiaries and that it is in the best interests of White Knight. The Board therefore unanimously recommends that Shareholders ACCEPT the Offer and TENDER their Shares to the Offer.

          Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

REASONS FOR ACCEPTING THE OFFER

          The following is a summary of the principal reasons for the recommendation of the Board that Shareholders ACCEPT the Offer and TENDER their Shares to the Offer:

  The consideration offered by U.S. Gold under the Offer represents a premium for Shareholders of approximately 25% based on the closing prices of White Knight’s Shares on the TSX-V and the U.S. Gold Common Stock on the OTCBB on March 3, 2006, the last trading day preceding U.S. Gold’s announcement of a proposed business combination with White Knight.

  The consideration offered by U.S. Gold under the Offer represents a premium for Shareholders of approximately 12% based on the closing prices of White Knight’s Shares on the TSX-V and the U.S. Gold Common Stock on the TSX on February 9, 2007, the last trading day prior to the announcement of the Offer.

  Shareholders will continue to participate in any potential increase in value in White Knight’s properties as Shareholders will hold approximately 30% of the equity interests of U.S. Gold (26% excluding Shares held by Mr. McEwen) assuming completion of the Offer and 22% of the equity interests of U.S. Gold (19% excluding Shares held by Mr. McEwen) assuming completion of the Offer and the Other Strategic Offers.

  Shareholders will gain exposure to U.S. Gold’s exploration projects. Combining White Knight with U.S. Gold will also provide White Knight with enhanced financial, management and other resources to allow it to better compete in the global mining industry than it could on a stand-alone basis.

  None of the other possible alternatives to the Offer were considered reasonably likely to present superior opportunities for White Knight or reasonably likely to create greater value for Shareholders than the Offer. Nonetheless, as White Knight has not entered into a support agreement with the Offerors, the Board remains free to pursue other alternatives to the Offer that may arise prior to the successful completion of the Offer. White Knight will not be obligated to pay a break fee or non-completion fee in the event that the Board determines to support or enter into an alternative transaction.

  The combined company will have a market capitalization of over $600 million (based on the closing price of the U.S. Gold Common Stock on the TSX on February 9, 2007), which is expected to generate new investment interest and lead to increased liquidity in the U.S. Gold Common Stock.

  The Genuity Fairness Opinion, which provides that, as of February 20, 2007 and subject to the considerations, assumptions and limitations set out therein, the consideration offered pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than U.S. Gold or any of its wholly owned subsidiaries.

          In reaching its determination, the Board considered and evaluated, among other things: (a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of White Knight and U.S. Gold, separately and on a combined basis with the targets of the Other Strategic Offers; (b) current industry, economic and market conditions and trends and its informed expectations as to the prospects for the industry; and (c) historical market prices and trading information with respect to the Shares and the U.S. Gold Common Stock.

          This discussion of the information and factors considered by the Board and described in this Directors’ Circular is not intended to be exhaustive but is believed to include all material factors considered by the Board. In addition, in reaching the determination to recommend acceptance of the Offer, the Board did not assign any relative or specific weights to the foregoing factors. Individual directors may have given different weights to different factors.

FINANCIAL ADVISOR

          Pursuant to an engagement letter dated March 21, 2006 (the “Genuity Engagement Agreement”), White Knight engaged Genuity Capital Markets (“Genuity”) to act as the financial advisor to the Board in connection with any proposal or offer involving a change in effective control of White Knight. Among other things, this engagement contemplated that Genuity would assist the Board in responding to, evaluating, and negotiating the form, structure, terms and price of any proposed offer (defined in the Genuity Engagement Agreement to mean a transaction that is proposed by or with a third party involving the Shares or other securities of White Knight or its subsidiaries or the assets of White Knight, by way of a takeover bid, amalgamation, plan of arrangement or any business combination). Since its engagement, Genuity has advised the Board of Directors of White Knight with respect to its views relating to the Offer.

FAIRNESS OPINION

          The following is a summary only of the fairness opinion of Genuity, dated February 20, 2007, provided to the Board of Directors, a copy of which is attached as Schedule “B” attached to this Directors’ Circular (the “Genuity Fairness Opinion”). The Genuity Fairness Opinion has been prepared and provided solely for the use of the Board. The Genuity Fairness Opinion may not be relied upon by any person other than the Board. At the request of the Board, Genuity has consented to the inclusion of the Genuity Fairness Opinion in this Directors’ Circular. Genuity believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Genuity, without considering all factors and analyses together, could create a misleading view of the process underlying the Genuity

Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analyses or summary description. Any attempt to do so could create an incomplete view of the process underlying the Genuity Fairness Opinion. The following summary is qualified in its entirety by the full text of the Genuity Fairness Opinion, which is attached hereto as Schedule “B”.

          On February 12, 2007, the Board requested that Genuity provide an opinion as to the fairness or adequacy, from a financial point of view, of the consideration of the Offer. The full text of the Genuity Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Genuity in rendering the Genuity Fairness Opinion is attached as Schedule “B” to this Directors’ Circular. Shareholders should read the Genuity Fairness Opinion in its entirety. The Genuity Fairness Opinion addresses the fairness, from a financial point of view, of the consideration offered to Shareholders other than U.S. Gold or any of its wholly owned subsidiaries pursuant to the Offer and does not constitute a recommendation to any Shareholder as to how to respond to the Offer.

          Genuity Capital Markets has not prepared a formal valuation or appraisal of White Knight or any of its securities or assets, and the Genuity Fairness Opinion should not be construed as such. Further, the Genuity Fairness Opinion is not, and should not be construed as, advice as to the price at which the Shares may trade at a future date.

          In the Genuity Fairness Opinion, Genuity concluded that, as of February 20, 2007 and based upon and subject to the considerations, assumptions and limitations set out therein, the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than U.S. Gold or any of its wholly owned subsidiaries.

          White Knight has been advised by Genuity that neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of White Knight, U.S. Gold or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving White Knight, U.S. Gold or any of their respective associates or affiliates, within the past two years, other than the services provided under the Genuity Engagement Agreement. There are no understandings, agreements or commitments between Genuity, White Knight and U.S. Gold or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for White Knight, U.S. Gold or any of their respective associates or affiliates.

OWNERSHIP OF SECURITIES OF WHITE KNIGHT

          The names of the directors and senior officers of White Knight, the positions held by them with White Knight and the designation, percentage of class and number of securities of White Knight beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are described below. Each of them may acquire or dispose of securities of White Knight following the date of this Directors’ Circular.

		Securities of White Knight Beneficially Owned,
		Directly or Indirectly(1)
			White
		White Knight	Knight	% Options
Name	Position with White Knight	Shares	Options	Outstanding

John M. Leask	Chairman and Chief Executive Officer	1,802,012(2)	1,175,000	24%
Gordon P. Leask	Director	2,558,341(3)	1,175,000	24%
Brian D. Edgar	Director	1,322,300(4)	1,175,000	24%
Megan Cameron-Jones	Director, Secretary and Chief Financial Officer	332,876(5)	550,000	11%
Robert Cuffney	Vice President, Exploration	249,000	500,000	10%
Kareen McKinnon	Vice President, Corporate Development	Nil	190,000	4%

____________________
Notes:

(1)

The information as to securities of White Knight beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective directors and senior officers.

(2)	Rangefront Exploration Corp. owns 202,947 White Knight Shares. Rangefront Exploration Corp. is a company of which John M. Leask is a director, the president and has a beneficial interest.
(3)	Eagle Putt Ventures Inc. owns 1,147,609 White Knight Shares. Eagle Putt Ventures Inc. is a company of which Gordon P. Leask is a director, the president and has a beneficial interest.
(4)	Shelina Edgar owns13,800 White Knight Shares. Ms. Edgar is the spouse of Mr. Edgar.
(5)	3115 Investments Ltd. owns 34,722 White Knight Shares. Ms. Cameron-Jones is President of 3115 Investments Ltd.

          To the knowledge of the directors and senior officers of White Knight, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of White Knight, except as set forth below, and no person or company acting jointly or in concert with White Knight owns any securities of White Knight.

		% of Outstanding White
Name	No. of White Knight Shares	Knight Shares

Robert R. McEwen	9,552,427(1)	16.1%

___________________
Notes:

(1)	Based on the U.S. Gold Circular.

ACCEPTANCE OF TAKE-OVER BID

          White Knight has made reasonable enquiries of its directors and senior officers, and their respective associates, and they have all indicated their intention to accept the Offer and tender all of their White Knight Shares to the Offer as well as all of their Options to the extent that the exercising of those Options is economically viable. Based on the U.S. Gold Circular, Mr. McEwen has indicated his intention to accept the Offer.

OWNERSHIP OF SECURITIES OF U.S. GOLD

          None of White Knight or the directors or senior officers of White Knight or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with White Knight, owns, directly or indirectly, or exercises control or direction over, any securities of U.S. Gold.

          To the knowledge of the directors and senior officers of White Knight, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of U.S. Gold, except as set forth below.

		% of Outstanding Shares of
Name	No. of Shares of U.S. Gold Common Stock(1)	U.S. Gold Common Stock(1)

Robert R. McEwen	11,767,000 Shares of Common Stock	24.0%

	333,500 Warrants

___________________
Notes:

(1)

Based on the U.S. Gold Circular, as of the date of the Offer, Mr. McEwen owned 11,767,000 shares of U.S. Gold Common Stock and 333,500 U.S. Gold warrants, representing 24.0% of the outstanding shares of U.S. Gold Common Stock (assuming the exercise of Mr. McEwen’s warrants).

RELATIONSHIP BETWEEN U.S. GOLD AND DIRECTORS AND SENIOR OFFICERS OF WHITE KNIGHT

          No contract or arrangement or agreement has been made, or is proposed to be made, between U.S. Gold and any of the directors or senior officers of White Knight relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

          None of the directors or senior officers of White Knight is a director or senior officer of U.S. Gold or any of its subsidiaries.

AGREEMENTS BETWEEN WHITE KNIGHT AND ITS DIRECTORS AND SENIOR OFFICERS

          Other than as set forth below, no contract, arrangement or agreement has been made, or is proposed to be made, between White Knight and any of the directors or senior officers of White Knight pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

          White Knight has entered into management services agreements with each of Rangefront Exploration Corp., Eagle Putt Ventures Inc., Cerro Rico Management Corp., and Rand Edgar Investment Corp., all of which expire on December 31,

2008 unless they are extended or otherwise terminated. In addition, White Knight has entered into a monthly consulting agreement with Robert Cuffney and a consulting agreement with Kareen McKinnon which expires on March 31, 2007 unless extended or otherwise terminated.

          Pursuant to the terms of the management services agreement with Rangefront Exploration Corp. (“Rangefront”), a company of which John M. Leask is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $10,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Rangefront or White Knight, Rangefront is entitled to receive a termination fee of 24 months of the base fee plus any accrued base fee and reimbursable expenses.

          Pursuant to the terms of the management services agreement with Eagle Putt Ventures Inc. (“Eagle Putt”), a company of which Gordon P. Leask is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $10,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Eagle Putt or White Knight, Eagle Putt is entitled to receive a termination fee of 24 months of the base fee plus any accrued base fee and reimbursable expenses.

          Pursuant to the terms of the management services agreement with Cerro Rico Management Corp. (“Cerro Rico”), a company of which Megan Cameron-Jones is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $5,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Cerro Rico or White Knight, Cerro Rico is entitled to receive a termination fee of 24 months of the base fee as well as a lump sum payment of CAD$85,500 to cover the wages of employees of Cerro Rico, plus any accrued base fee and reimbursable expenses.

          Pursuant to the terms of the management services agreement with Rand Edgar Investment Corp. (“Rand Edgar”), a company of which Brian D. Edgar is a director and officer and has a beneficial interest, White Knight has agreed to pay a base fee of $2,000 per month for certain management consulting services. In the event of a change of control of White Knight, and at the option of Rand Edgar or White Knight, Rand Edgar is entitled to receive a termination fee of 24 months of the base fee plus any accrued base fee and reimbursable expenses.

          Pursuant to the terms of the consulting agreement with Robert Cuffney (“Cuffney”), White Knight has agreed to pay a base fee of US$8,000 per month for certain consulting services. In the event of a change of control of White Knight and at the option of Cuffney or White Knight, Cuffney is entitled to receive a termination fee of 18 months of the base fee plus any accrued base fee and reimbursable expenses.

          Pursuant to the terms of the consulting agreement with Kareen McKinnon (“McKinnon”), White Knight has agreed to pay a base fee of $5,000 per month for certain investor relations services. In the event of a change of control of White Knight, and at the option of McKinnon or White Knight, McKinnon is entitled to receive a termination fee of 6 months of the base fee plus any accrued base fee and reimbursable expenses.

INTERESTS OF WHITE KNIGHT’S DIRECTORS, SENIOR OFFICERS AND 10% SHAREHOLDERS IN THE MATERIAL CONTRACTS OF U.S. GOLD

          None of the directors or senior officers of White Knight, and none of their respective associates, has any interest in any material contract to which U.S. Gold is a party. After reasonable inquiry, none of the directors or senior officers of White Knight know of any material contracts of U.S. Gold to which Mr. McEwen, being the only holder of more than 10% of any class of securities of White Knight, is a party, other than as described in the U.S. Gold Circular and other public filings made by U.S. Gold with the SEC or otherwise made available by U.S. Gold.

TRADING BY DIRECTORS, SENIOR OFFICERS AND 10% SHAREHOLDERS IN THE SECURITIES OF WHITE KNIGHT

          Neither White Knight nor any of the directors or senior officers of White Knight, and to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons’ associates, any person or company holding more than 10% of a class of equity securities of White Knight, or any person acting jointly or in concert with White Knight, has traded in White Knight Shares during the six-month period preceding the date hereof except for the trades listed below and under the heading below entitled “Issuances of Securities of White Knight”.

				Price per
Name	Nature of Trade	Date of Trade	No. of Shares	Security
Rangefront Exploration Corp. (1)	Sale	January 19, 2007	1,200	$1.74
Rangefront Exploration Corp.	Sale	January 19, 2007	15,000	$1.70
Rangefront Exploration Corp.	Sale	January 24, 2007	7,800	$1.70
Rangefront Exploration Corp.	Sale	January 25, 2007	5,000	$1.75
Eagle Putt Ventures Inc. (2)	Sale	February 13, 2007	25,000	$1.92
Eagle Putt Ventures Inc.	Sale	February 14, 2007	1,300	$1.95
Eagle Putt Ventures Inc.	Sale	February 14, 2007	8,700	$1.90

____________________
Notes:

(1)	Rangefront Exploration Corp. is a company of which John M. Leask is a director, the president and has a beneficial interest.
(2)	Eagle Putt Ventures Inc. is a company of which Gordon P. Leask is a director, the president and has a beneficial interest.

Based on the U.S. Gold Circular, Mr. McEwen has not traded in White Knight Shares during the six-month period preceding the date of the Offer.

ISSUANCES OF SECURITIES OF WHITE KNIGHT

          No securities of White Knight have been issued to the directors or senior officers of White Knight during the two-year period preceding the date hereof, other than as indicated below.

Shares

          The following table sets forth the White Knight Shares that have been issued to White Knight directors and senior officers during the two-year period preceding the date hereof.

		No. of	Price per
Name	Nature of Issue	Shares Issued	Security	Date Issued

Robert G. Cuffney	Exercise of Options	50,000	$0.10	February 21, 2005
Kareen McKinnon	Exercise of Options	10,000	$0.67	July 25, 2005
Kareen McKinnon	Exercise of Options	5,000	$0.67	November 29, 2005
Kareen McKinnon	Exercise of Options	5,000	$0.67	January 5, 2006
Kareen McKinnon	Exercise of Options	40,000	$0.67	March 29, 2006

Options

          The following table sets forth the Options to acquire Shares that have been granted pursuant to the White Knight Share Option Plan to White Knight directors and senior officers during the two-year period preceding the date hereof.

	No. of Options	Exercise Price
Name	Granted	per Security	Date Granted	Expiry Date

John M. Leask	425,000	$1.91	January 10, 2006	January 10, 2011
Gordon P. Leask	425,000	$1.91	January 10, 2006	January 10, 2011
Brian D. Edgar	425,000	$1.91	January 10, 2006	January 10, 2011
Megan Cameron-Jones	200,000	$1.91	January 10, 2006	January 10, 2011
Robert Cuffney	200,000	$1.91	January 10, 2006	January 10, 2011
	50,000	$0.85	March 21, 2005	March 21, 2010
Kareen McKinnon	100,000	$1.91	January 10, 2006	January 10, 2011
	50,000	$1.50	October 19, 2005	October 19, 2010
	100,000	$0.67	April 6, 2005	April 6, 2010

White Knight Warrants

          There have been no share purchase warrants of White Knight issued to White Knight’s directors and senior officers during the two-year period preceding the date hereof.

TRADING PRICES

          On March 3, 2006, the last trading day preceding U.S. Gold’s announcement of a proposed business combination with White Knight, the closing price of the Shares on the TSX-V was $1.79. On February 9, 2007, the last trading day prior to the public announcement by U.S. Gold of the Offer, the closing price of the Shares on the TSX-V was $1.89. On February 22, 2007, the most recent trading day practicable before the filing of this Directors’ Circular, the closing price of the Shares on the TSX-V was $1.95.

TREATMENT OF OPTIONS AND WARRANTS

          The Offer is made only for the issued and outstanding Shares and not for any warrant, Option or other securities that may entitle the holder to acquire Shares. Any holders of such securities who wish to accept the Offer must exercise those securities and deposit the Shares issued in accordance with the Offer.

NO MATERIAL CHANGES

          The directors and senior officers of White Knight are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of White Knight since December 31, 2006, being the date of the last published unaudited interim consolidated financial statements of White Knight, except as set forth in material change reports filed with the applicable Canadian securities regulatory authorities on January 31, 2007 and February 9, 2007, both of which are available at www.sedar.com and are incorporated herein by reference.

OTHER INFORMATION

          Except as disclosed in this Directors’ Circular, there is no information that is known to the directors of White Knight which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

          Securities legislation in certain of the provinces and territories of Canada provides Shareholders of White Knight with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, from the Offerors if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders by the Offerors. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The foregoing rights are in addition to and without derogation from any other rights a Shareholder may have.

APPROVAL OF DIRECTORS’ CIRCULAR

          The contents of this Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors.

CONSENT OF GENUITY CAPITAL MARKETS

TO:   THE DIRECTORS OF WHITE KNIGHT RESOURCES LTD.

          We refer to the fairness opinion of our firm dated February 20, 2007 that we prepared for the Board of Directors of White Knight Resources Ltd. in connection with its consideration of the proposed offer by U.S. Gold Corporation for all of the common shares of White Knight Resources Ltd. and that is attached as Schedule “B” to this Directors’ Circular. We consent to the inclusion of that fairness opinion in that Schedule and to the references to that fairness opinion in this Directors’ Circular under the headings “Background to the Offer”, “Recommendation of the Board of Directors”, “Reasons for Accepting the Offer” and “Fairness Opinion”.

Vancouver, British Columbia

February 20, 2007	(Signed) GENUITY CAPITAL MARKETS

CERTIFICATE

February 23, 2007

          The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the White Knight Shares subject to the Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

(Signed) JOHN M. LEASK	(Signed) MEGAN CAMERON-JONES
Director	Director

A-1

SCHEDULE "A"- GLOSSARY

          In this Directors’ Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Board of Directors” or “Board” means the Board of Directors of White Knight;

“Canadian Exchange Co.” means US Gold Canadian Acquisition Corporation;

“Directors’ Circular” means this directors’ circular of White Knight dated as of February 23, 2007;

“Exchangeable Shares” means the exchangeable shares of Canadian Exchange Co., which, in the circumstances described in the U.S. Gold Circular, will be exchangeable for shares of U.S. Gold Common Stock on a one-for-one basis and have attached thereto substantially the attributes set out in Appendix I of the U.S. Gold Circular;

“Expiry Time” means 5:00 p.m. (Vancouver time) on March 23, 2007, or such later time and date as may be fixed by the Offerors pursuant to the terms of the Offer;

“Genuity” means Genuity Capital Markets, financial advisor to White Knight;

“Genuity Engagement Agreement” means the engagement letter dated March 21, 2006 pursuant to which White Knight engaged Genuity to act as financial advisor to the Board in connection with any proposal or offer involving a change in effective control of White Knight;

“Genuity Fairness Opinion” means the fairness opinion of Genuity, dated February 20, 2007, provided to the Board of Directors stating that, based upon and subject to the considerations, assumptions and limitations described therein, the offer by U.S. Gold of 0.35 of an Exchangeable Share for each White Knight common share, is fair from a financial point of view, to Shareholders other than U.S. Gold or any of its wholly owned subsidiaries, a copy of which is attached as Schedule “B” attached to this Directors’ Circular;

“Offer” means the offer by the Offerors to acquire the outstanding Shares made on February 12, 2007, all as described in the U.S. Gold Circular;

“Offerors” means, collectively, U.S. Gold and Canadian Exchange Co.;

“Options” means options to acquire Shares issued pursuant to or governed by the White Knight Share Option Plan;

“Other Strategic Offers” means the offers by U.S. Gold to acquire, in securities exchange take over bids, all of the outstanding common shares of Nevada Pacific Gold Ltd. and Tone Resources Limited;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means a holder of the Shares;

“Shares” means common shares in the capital of White Knight;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“U.S. Gold” means U.S. Gold Corporation;

“U.S. Gold Circular” means the Offer together with the takeover bid circular of the Offerors dated February 12, 2007;

“U.S. Gold Common Stock” means common stock in the capital of U.S. Gold;

“White Knight” means White Knight Resources Ltd.; and

“White Knight Shareholders” means holders of White Knight Shares.

SCHEDULE "B" - FAIRNESS OPINION OF GENUITY CAPITAL MARKETS

February 20, 2007

To the Board of Directors
White Knight Resources Ltd.
922 - 510 West Hastings Street
Vancouver, BC V6B 1L8

To the Members of the Board of Directors:

     Genuity Capital Markets ("Genuity") understands that U.S. Gold Corporation and US Gold Canadian Acquisition Corporation (together or separately “U.S. Gold”) and/or a wholly-owned subsidiary thereof, intend to make an offer (the “Offer”) to purchase all of the outstanding common shares of White Knight Resources Ltd. ("White Knight" or the "Company") not currently owned by U.S. Gold (including common shares that may become outstanding upon the exercise of stock options or warrants) for 0.35 of an exchangeable share of U.S. Gold per common share of White Knight (the “Consideration”). The terms and conditions of the Offer are more fully described in the take-over bid circular of U.S. Gold (the “Take-over Bid Circular”).

     The Board of Directors of the Company (the “Board”) has retained Genuity to act as a financial advisor to White Knight and the Board and to provide advice and assistance to the Board in evaluating the Offer, including the preparation and delivery to the Board of Genuity's opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration offered pursuant to the Offer to the shareholders of White Knight, other than U.S. Gold.

Engagement

     Genuity was formally engaged by the Board through an agreement between the Company and Genuity (the "Engagement Agreement") dated March 21, 2006. The Engagement Agreement provides the terms upon which Genuity has agreed to act as a financial advisor to the Company in connection with a transaction involving, among other things a change in the effective control of the Company or any transaction proposed during the term of the Engagement Agreement by or with a third party involving the common shares or other securities of the Company or its subsidiaries or the assets of the Company, by way of a take-over bid, amalgamation, plan of arrangement or any business combination. Pursuant to the Engagement Agreement, the Board has requested that Genuity prepare and deliver the Opinion. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion, no portion of which is conditional upon the Opinion being favourable, and fees that are substantially all contingent on a change of control of the Company or certain other events. In addition, Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

     Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the directors’ circular which will be mailed to the shareholders of White Knight in connection with the Offer (the “Directors’ Circular”), and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship with Interested Parties

          Neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or U.S. Gold, or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Company or U.S. Gold, or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Genuity and the Company or U.S. Gold, or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or U.S. Gold, or any of their respective associates or affiliates.

          Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or U.S. Gold, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or U.S. Gold.

Credentials of Genuity Capital Markets

          Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Genuity as a firm. The form and content herein have been approved for release by a committee of its principals and other professionals of Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

          In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	U.S. Gold take-over offer to purchase dated February 12, 2007;

2.	financial models, forecast and related confidential information provided by management of White Knight;

3.	annual reports to shareholders of White Knight for each of the years ended June 30, 2004, 2005 and 2006;

4.	interim financial statements for White Knight for the quarter ending September 30, 2006;

5.	management information circulars for White Knight dated November 5, 2004, October 24, 2005, and October 23, 2006;

6.	interim financial statements for U.S. Gold for the quarter ended September 30, 2006;

7.

discussions with senior management of White Knight concerning White Knight’s financial condition, technical data, its future business prospects, the background to the Offer and potential alternatives to the Offer;

8.	discussions with legal counsel of White Knight;

9.	public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;

10.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

11.	public information regarding the gold industry;

12.	analyst research commentary on other selected companies considered to be relevant;

13.

a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of White Knight; and

14.	certain other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.

          Genuity has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by Genuity. Genuity did not meet with the auditor of White Knight and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of White Knight and the reports of the auditor thereon.

Prior Valuations

          The Company has represented to Genuity that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or securities within the two years preceding the date hereof.

Assumptions and Limitations

          Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities or assets and the Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which common shares in the capital of White Knight may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Offer.

          With the Company’s approval and as provided for in the Engagement Agreement, Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to us by or on behalf of the Company and its agents and advisors or otherwise obtained pursuant to our engagement (collectively, the "Information") and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial models, forecasts, projections and estimates provided to Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company is inherently subject to uncertainty and have assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

          Senior officers of the Company have represented to Genuity in their capacity as senior officers in a certificate delivered as of the date hereof, among other things, that (i) the Information provided by or on behalf of the Company or any of its affiliates or any of its or their respective agents or representatives to Genuity for the purpose of the engagement under the Engagement Agreement was, at the date the Information was provided to Genuity, and is as of the date hereof complete, true and correct, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and that (ii) since the dates on which the Information was provided to Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

          In preparing the Opinion, Genuity has made several assumptions, including that all of the conditions required to complete the Offer described in the Take-over Bid Circular will be met and that the disclosure provided in the Take-over Bid Circular and the draft Directors’ Circular with respect to White Knight and its subsidiaries and affiliates and the Offer is accurate in all material respects.

          The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries, as they were reflected in the Information. In its analyses and in preparing the Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity.

          The Opinion has been provided for the use of and to be relied upon by the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity other than in the Directors’ Circular. The Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to Genuity's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Opinion with effect after the date hereof.

          The Opinion does not constitute a recommendation to the Board or any shareholder of White Knight as to whether shareholders of White Knight should accept the Offer.

Fairness Conclusion

          Based upon and subject to the foregoing and such other matters as we consider relevant, Genuity is of the opinion that, as of the date hereof, the Consideration offered pursuant to the Offer is fair, from a financial point of view, to the shareholders of White Knight other than U.S. Gold.

Yours very truly,

Genuity Capital Markets